October 14, 2013
ATTORNEYS AT LAW

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CLIENT/MATTER NUMBER
072603-0102

Via EDGAR System

Mr. Larry Green U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Preliminary Proxy Statement on Schedule 14A
(Filed on September 23, 2013)

Dear Mr. Green:

On behalf of our client, FMI Funds, Inc., a Maryland corporation (Investment Company Act File No. 811-07831), which currently has three effective portfolios, the FMI Focus Fund, the FMI Large Cap Fund and the FMI International Fund (collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced preliminary proxy statement (the “Proxy Statement”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Funds’ responses (in regular type).

General

1. When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Proxy Statement.

Response:  Where applicable, the Funds will update similar disclosure in the Proxy Statement to respond to the Staff’s comments.

2. In connection with responding to the Staff’s comments, please provide, in writing, a statement from the Funds acknowledging that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Proxy Statement

3. In certain portions of the Proxy Statement, the font size appears to be too small.  Please confirm that in the printed version of the definitive Proxy Statement the font size will conform to applicable Commission rules and regulations.

Response:  The Funds confirm that in the printed version of the definitive Proxy Statement the font size will conform to applicable Commission rules and regulations.

4. Please explain why the Funds filed a Proxy Statement on Schedule 14A rather than a Form N-14 registration statement.

Response:  Form N-14 under the Securities Act of 1933, as amended (the “Securities Act’), provides for registration of securities to be issued when there is submitted for the vote or consent of security holders of a company a plan or agreement specified in Rule 145 under the Securities Act (“Rule 145”).  Rule 145 applies if a company engages in the following transactions:

1.
Reclassifications. A reclassification of securities of such company or other person, other than a stock split, reverse stock split, or change in par value, which involves the substitution of a security for another security;

2.
Mergers or Consolidations.  A statutory merger or consolidation, or similar plan or acquisition in which securities of such company or other person held by such security holders will become or be exchanged for securities of any person, unless the sole purpose of the transaction is to change such company’s domicile solely within the United States; or

3.	Transfers of assets. A transfer of assets of such company or other person, to another person in consideration of the issuance of securities of such other person or any of its affiliates, if:

i.	such plan or agreement provides for dissolution of the company or other person whose security holders are voting or consenting; or

ii.	such plan or agreement provides for a pro rata or similar distribution of such securities to the security holders voting or consenting; or

iii.
the board of directors or similar representatives of such company or other person, adopts resolutions relative to paragraph (3)(i) or (ii) above within 1 year after the taking of such vote or consent; or

iv.	the transfer of assets is a part of a pre-existing plan for distribution of such securities, notwithstanding paragraph (3)(i), (ii) or (iii) above.

Rule 145 under the Securities Act generally requires the registration of securities issued in connection with the transactions specified above.  However, there is an exception provided by Rule 145(a)(2).  Rule 145(a)(2) provides that a merger, consolidation or similar plan or acquisition solely involving a change in domicile is not subject to the registration requirements of the Securities Act.  The “change in domicile” exception to the registration requirements of Rule 145 was carved out to preserve the “no-sale” theory previously embodied in Rule 133 under the Securities Act for reorganizations effected to change an issuer’s domicile.  Over the years, the scope of the “change in domicile” exception contained in Rule 145(a)(2) has grown significantly through liberal construction of the Rule by the Commission’s Staff, recognizing that various changes in a fund’s management and policies might be made incident to a reorganization.

For example, the Staff has taken “no action” positions in a number of cases involving corporate reorganizations without any change in domicile.1  In some instances, these corporate reorganizations have been accompanied by unrelated changes in fund structure or manner of investment.2  The policies underlying Rule 145(a)(2) have been applied broadly by the Commission Staff to exempt from registration transactions in which there is a change in domicile and it is accompanied by “incidental” changes in legal form, structure and voting arrangements.3  Rule 145(a)(2) has also been interpreted to permit changes in domicile with accompanying management and structural changes that go beyond those “incidental” to a change in domicile, and where the change in domicile is accompanied by a change in legal form and the reorganization is effected through a sale of assets and assumption of liabilities.4  Finally, the Commission Staff’s interpretive release on Rule 145 indicates that the exemption contained in Rule 145(a)(2) would be applicable to a change in domicile effected by way of a merger in which the surviving corporation would have a broader corporate purpose provision, where a new class of preferred stock was to be authorized, and where preemptive and cumulative voting rights were to be eliminated by the merger.5

Based on this precedent, we believe the exception is available for the proposed reorganization, which is why the Funds filed a Proxy Statement on Schedule 14A rather than a Form N-14 registration statement.  We also note that a Form N-1A registration statement was filed by the new fund that relates, among other things, to the offering of the new fund’s shares to the shareholders of the FMI Focus Fund, and the proposed reorganization will not be consummated before the registration of the offering is effective.

5. Please explain whether you believe Rule 14a-4(a)(3) is applicable to the fundamental investment restrictions of the new fund that differ from those of the FMI Focus Fund.

Response:  While the new fund has a few fundamental investment restrictions that are broader than the investment restrictions of the FMI Focus Fund, the majority of the fundamental investment restrictions are the same.  With regard to the few fundamental investment restrictions that differ, these fundamental investment restrictions are not expected to have a material effect on the new fund.  Specifically, we note that the new fund’s principal investment strategies do not currently contemplate investments in securities that would be permitted by such fundamental investment restrictions, and the new fund does not currently anticipate proposing any changes to such principal investment strategies to allow such investments.

We also note that the new fund’s sponsor will purchase shares of the new fund in a private placement prior to the effective date of the reorganization, and approve, as the sole shareholder of the new fund, the new fund’s fundamental investment restrictions and certain other items that need to be approved by shareholders, like the investment advisory agreement.  So, Rule 14a-4(a)(3) is not necessary in this context as the Staff has suggested that it is unnecessary to re-approve or ratify provisions of a registered fund that have already been approved and are in effect prior to the reorganization.  See Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Fifth Supplement dated September 2004, where the Staff referred to it being unnecessary to re-approve or ratify a public company’s pre-existing charter or bylaw provisions.

When the shareholders of the FMI Focus Fund vote to approve the proposed reorganization, they are essentially being asked to accept a different security in exchange for their existing securities of the FMI Focus Fund.  The new security is fully described to shareholders in the Proxy Statement, which is accompanied by a Prospectus for the new fund, and there is no need to have the shareholders vote to approve specific aspects of the new security.  Rather, they need to have all the information available to them necessary to decide whether they want to take the new security, as a whole, in exchange for their existing securities, and the Proxy Statement and accompanying Prospectus provide this information.  (We note that others funds have taken this same approach.  See, as illustrative of this fact, proxy statement filed October 19, 2012 (accession number 0000894189-12-005872); filed July 23, 2012 (accession number 0000894189-12-003930), and proxy statement filed September 24, 2009 (accession number 0001108086-09-000025).)

6. Please revise the Proxy Statement to provide a clear explanation of how the fundamental investment restrictions of the new fund and the FMI Focus Fund differ, and what this means for shareholders of the new fund, including the principal risks that might be involved.

Response:  The Funds have revised the Proxy Statement to make this disclosure.

7. Please disclose in the Proxy Statement that the Funds other than the FMI Focus Fund are continuing in existence, and are not impacted by the proposed reorganization.

Response:  The Funds have revised the Proxy Statement to make this disclosure.

8. With regard to the text that is in all caps on the proxy notice, please revise this text so that is bolded, but not in all caps.

Response:  The Funds have revised the Proxy Statement so that this text is bolded, but not in all caps.

9. Please provided additional detail in the Proxy Statement as to why the parties entered into the Asset Purchase Agreement and are seeking to change investment advisers for the FMI Focus Fund.

Response:  The Funds have revised the Proxy Statement to provide more detail as to why the parties entered into the Asset Purchase Agreement and are seeking to change investment advisers

10. In the Question and Answer related to the advisory fee, please revise this disclosure to address the other fees that the new fund will pay in comparison to the FMI Focus Fund.

Response:  The Funds have revised the Proxy Statement to address the overall fees that the new fund will pay in comparison to the FMI Focus Fund.

11. Please include a discussion on Section 15(f) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), in the Proxy Statement.

Response:  The Funds have revised the Proxy Statement to include a discussion on Section 15(f) of the Investment Company Act.

12. Please revise the disclosure in the Proxy Statement to make it clear the FMI Focus Fund’s and the new fund’s principal investment strategies involve medium capitalization companies, small capitalization companies and value investing, as these are identified as principal risks.

Response:  The Funds have revised the Proxy Statement to make it clear that the funds’ principal investment strategies involve medium capitalization companies, small companies and value investing.

13. Please revise the disclosure in the Proxy Statement to clarify whether the new fund has adopted the fundamental investment restrictions identified therein.  If not, make this clear in the disclosure and provide details on what happens if there are changes to such fundamental investment restrictions.

Response:  The Funds have revised the Proxy Statement as requested.

14. The phrase “in accordance with the New Fund’s investment policies,” which appears at the end of the new fund’s fundamental investment restriction on commodities, is confusing and appears to improperly modify the restriction.  Please delete this phrase.

Response:  The Funds have revised the Proxy Statement to clarify that this phrase is explanatory in nature.  The restriction now provides: “The New Fund will not purchase or sell commodities or commodity contracts, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the New Fund from engaging in transactions involving futures contracts and options thereon or other investments that are secured by commodities.  (The New Fund will only invest in such securities to the extent such investments are consistent with its investment objective.)”

15. Please revise the Proxy Statement to indicate that the valuation procedures for the new fund and the FMI Focus Fund that will be used to determine the net asset value are the same.

Response:  The Funds have revised the Proxy Statement to indicate that the valuation procedures are the same.

16. Please revise the Proxy Statement to indicate that the director nominees consented to being named in the Proxy Statement.

Response:  The Funds have removed the election of directors from the Proxy Statement, and the shareholders will not vote to elect directors.

17. Please revise the Proxy Statement to bold the language on discretionary voting authority.

Response:  The Funds have revised the Proxy Statement to bold the language on discretionary voting authority.

18. Please revise the Proxy Statement to clarify whether there are different deadlines for shareholder proposals under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (“Rule 14a-8”), as compared to shareholder proposals outside of Rule 14a-8.

Response:  The Funds have revised the Proxy Statement to indicate that the deadlines for shareholder proposals under Rule 14a-8 and outside of Rule 14a-8 are the same.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

1 See, e.g., Lazard Freres Institutional Fund, Inc. (pub avail. Feb. 26, 1987) (reorganization of three Maryland corporations into newly-created shell series of two existing Maryland corporations); Massachusetts Financial Development Fund, Inc. (pub. avail. Jan. 10, 1985) (reorganization of five Massachusetts business corporations into Massachusetts business trusts).

2 See, e.g., Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984) (reorganizations from two Massachusetts corporations to Massachusetts business trusts with proposed changes in investment objectives and fundamental investment restrictions).

3 See, e.g., Frank Russell Investment Company (pub. avail. Dec. 3, 1984) (reorganization of Maryland corporation into Massachusetts business trust); John Hancock Bond Fund, Inc. (pub. avail. Nov. 29, 1984) (reorganization of Maryland and Delaware corporations into Massachusetts business trusts); United Gold Shares, Inc. (pub. avail. Sept. 17, 1984) (reorganization of Texas corporation with one series of common shares and Maryland corporation with five series of common shares into Massachusetts business trust with eight series of shares, including two newly-created series of shares).

4 See, e.g., PEMCO (pub. avail. May 31, 1988) (reorganization of New York limited partnership into Maryland corporation where the directors of the successor corporation were different persons from the general partners of the predecessor partnership, new investment policies, restrictions and operations were introduced, and the custodian and independent certified accountants were changed); Aetna Variable Fund, Inc. (pub. avail. Jan 23, 1984) (reorganization of three Maryland corporations into Massachusetts business trusts where changes would be made to “standardize” the advisory, distribution, custodian and transfer agent agreements among the three new entities, and the new advisory agreements would effect changes requiring the payment of certain expenses by the new trusts rather than by the adviser, resulting in an 10 -- 15 basis point increase in fund expenses).

5 See Illustration II(b) in Securities Act Release No. 5463 (Feb. 28, 1974).